Exhibit 99.b

WANGER ADVISORS TRUST

Resolutions adopted by the
Board of Trustees on September 25, 2007

WHEREAS it is proposed, and the boards of trustees deems it advisable, that Columbia Acorn Trust and Wanger Advisors Trust (each a “Trust” and collectively, the “Trusts”) be insured against loss arising from larceny or embezzlement under an investment company asset protection bond issued by ICI Mutual Insurance Company (the “Bond”) insuring each Trust in the amount of $10,000,000 per occurrence jointly with Columbia Wanger Asset Management, L.P., Columbia Management Services, Inc. and Columbia Management Distributors, Inc.;

WHEREAS, each board of trustees has considered the adequacy of the bond with due consideration to (i) the amount and type of coverage to be provided by the bond, (ii) the aggregate value of the assets of the respective Trust to which any person covered by the bond may have access, (iii) the types and terms of the arrangements made by the respective Trust for the custody and safekeeping of its assets, (iv) the nature and method of conducting the respective Trust’s operations, and (v) the accounting procedures and controls of the respective Trust; and

WHEREAS, each board of trustees has considered the allocation of premiums on the bond to the respective Trust with due consideration to (i) the number of the other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the bond, (iv) the amount of the premium for the bond, (v) the ratable allocation of the premium among all parties named as insureds, and (vi) the extent to which the share of the premium allocated to the respective Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond.

RESOLVED, that $10 million per occurrence, with $6.025 million of primary coverage allocated to Columbia Acorn Trust and with $2.1 million of primary coverage allocated to Wanger Advisors Trust, respectively, is determined to be a reasonable amount of fidelity bond coverage to be maintained by each Trust in accordance with Section 17(g) of and Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”);

RESOLVED FURTHER, that the form of Fidelity Bond Allocation Agreement submitted to this meeting is approved and the appropriate officers of each Trust are authorized to execute and deliver that agreement on behalf of the respective Trust; with such changes therein as the officer executing it considers appropriate;

RESOLVED FURTHER, that the form of the Bond is approved; and

RESOLVED FURTHER, that the Treasurer of the Trusts is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the 1940 Act.